# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MKDWELL Tech Inc., CIK 0001991332
CUSIP: G6209W108
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 1F, NO. 6-2, DUXING ROAD, HSINCHU SCIENCE PARK, HSINCHU CITY, Taiwan (F5), 300
Date of event which requires filing of this statement: 04/01/2025
Amends the filing with accession number 0001493152-24-031616
Filed by CIK 0001936734
Persons authorized to receive notices and communications: Chung-Yi Sun, Floor 3, No. 6, Lane 99, Zhengda Second, Wenshan District, Taipei, Taiwan, R.O.C., Taipei, Taiwan (F5), 11602, 886 920518827

## Reporting persons
- Cetus Sponsor LLC (CIK 0001936734): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 13,159,062; shared voting power 0; sole dispositive power 13,159,062; shared dispositive power 0; aggregate amount beneficially owned 13,159,062 (9.1% of the class)
  Comment: Includes 1,772,187 Ordinary Shares directly held by Cetus Sponsor LLC and 11,100,000 Ordinary Shares directly held by AWinner Limited. AWinner Limited is the sole manager and the majority member of Cetus Sponsor LLC. Chung-Yi Sun is the sole director and shareholder of AWinner Limited. In such capacity, Mr. Sun has voting and dispositive power over the securities that are held by Cetus Sponsor LLC and AWinner Limited. As a result, Mr. Sun may be deemed to have beneficial ownership of the securities held of record by Cetus Sponsor LLC and AWinner Limited. Cetus Sponsor LLC also holds 286,875 warrants of the Company, each exercisable to purchase one ordinary share of the Company at an exercise price of $11.50. The percentage of beneficial ownership is calculated based on 143,619,342 Ordinary Shares of the Issuer issued and outstanding as of April 1, 2025 and 286,875 new Ordinary Shares issuable upon exercise of the Warrants held by Cetus Sponsor LLC.
- Chung-Yi Sun: type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); source of funds: other (OO); sole voting power 13,159,062; shared voting power 0; sole dispositive power 13,159,062; shared dispositive power 0; aggregate amount beneficially owned 13,159,062 (9.1% of the class)
  Comment: Includes 1,772,187 Ordinary Shares directly held by Cetus Sponsor LLC and 11,100,000 Ordinary Shares directly held by AWinner Limited. AWinner Limited is the sole manager and the majority member of Cetus Sponsor LLC. Chung-Yi Sun is the sole director and shareholder of AWinner Limited. In such capacity, Mr. Sun has voting and dispositive power over the securities that are held by Cetus Sponsor LLC and AWinner Limited. As a result, Mr. Sun may be deemed to have beneficial ownership of the securities held of record by Cetus Sponsor LLC and AWinner Limited. Cetus Sponsor LLC also holds 286,875 warrants of the Company, each exercisable to purchase one ordinary share of the Company at an exercise price of $11.50. The percentage of beneficial ownership is calculated based on 143,619,342 Ordinary Shares of the Issuer issued and outstanding as of April 1, 2025 and 286,875 new Ordinary Shares issuable upon exercise of the Warrants held by Cetus Sponsor LLC.
- AWinner Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 13,159,062; shared voting power 0; sole dispositive power 13,159,062; shared dispositive power 0; aggregate amount beneficially owned 13,159,062 (9.1% of the class)
  Comment: Includes 1,772,187 Ordinary Shares directly held by Cetus Sponsor LLC and 11,100,000 Ordinary Shares directly held by AWinner Limited. AWinner Limited is the sole manager and the majority member of Cetus Sponsor LLC. Chung-Yi Sun is the sole director and shareholder of AWinner Limited. In such capacity, Mr. Sun has voting and dispositive power over the securities that are held by Cetus Sponsor LLC and AWinner Limited. As a result, Mr. Sun may be deemed to have beneficial ownership of the securities held of record by Cetus Sponsor LLC and AWinner Limited. Cetus Sponsor LLC also holds 286,875 warrants of the Company, each exercisable to purchase one ordinary share of the Company at an exercise price of $11.50. The percentage of beneficial ownership is calculated based on 143,619,342 Ordinary Shares of the Issuer issued and outstanding as of April 1, 2025 and 286,875 new Ordinary Shares issuable upon exercise of the Warrants held by Cetus Sponsor LLC.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: MKDWELL Tech Inc.
Address of issuer's principal executive offices: 1F, NO. 6-2, DUXING ROAD, HSINCHU SCIENCE PARK, HSINCHU CITY, Taiwan (F5), 300

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Chung-Yi Sun, AWinner Limited and Cetus Sponsor LLC, collectively referred to herein as the "Reporting Persons," and each as a "Reporting Person."
Residence or business address: The business address of each of the Reporting Persons is Floor 3, No. 6, Lane 99, Zhengda Second Street, Wenshan District, Taipei, Taiwan, R.O.C.
Present principal occupation or employment: The present principal occupation of Chung-Yi Sun is a director of the Board of Directors ("Board") of the Company. The present principal business of Cetus Sponsor LLC and AWinner Limited is holding the securities of the Company on behalf of Chung-Yi Sun.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Chung-Yi Sun is a citizen of Taiwan. Cetus Sponsor LLC is a Delaware limited liability company. AWinner Limited is a British Virgin Islands business company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Following the business combination between MKDWELL Tech Inc. (the "Company"), MKDWELL Limited and Cetus Capital Acquisition Corp. ("Business Combination"), the shares of common stock and private placement units of Cetus Capital Acquisition Corp. then held by Cetus Sponsor LLC were cancelled in exchange for 1,772,187 Ordinary Shares and 286,875 warrants of the Company, each warrant being exercisable to purchase one Ordinary Share of the Company at $11.50.

On March 19, 2025, the Company entered into three separate debt conversion agreements (the "Debt Conversion Agreements") with three creditors of the Company, being Mr. Ming-Chia Huang, a director and the chief executive officer of the Company, Ms. Ya-Hui Wu, the spouse of Mr. Huang, and AWinner Limited, which is controlled by Mr. Chung-Yi Sun, a director of the Company, to convert such debts owed into equity of the Company. Among these, an amount of $1,110,000 owed to AWinner Limited was converted into 11,100,000 new ordinary shares of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4.

Upon the consummation of the Business Combination, Chung-Yi Sun was appointed to serve as a director of the Board. As a director of the Company, Mr. Sun may have influence over the corporate activities of the Company; including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the Amended and Restated Memorandum and Articles of Association and the Issuer's insider trading policies, Mr. Sun may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, Mr. Sun may engage in discussions with management, the Board and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or the relevant parties to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that may result in the delisting or deregistration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons retain the right to change their investment intent and may, from time to time, acquire additional Ordinary Shares or other securities of the Company, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the Ordinary Shares or other securities of the Company, if any, beneficially owned by the Reporting Persons, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 13,159,062, 9.1
Number of shares as to which each person has sole or shared power to vote or dispose: 13,159,062
Transactions in the class effected during the past sixty days: On March 19, 2025, the Company entered into three separate debt conversion agreements (the "Debt Conversion Agreements") with three creditors of the Company, being Mr. Ming-Chia Huang, a director and the chief executive officer of the Company, Ms. Ya-Hui Wu, the spouse of Mr. Huang, and AWinner Limited, which is controlled by Mr. Chung-Yi Sun, a director of the Company, to convert such debts owed into equity of the Company. Among these, an amount of $1,110,000 owed to AWinner Limited was converted into 11,100,000 new ordinary shares of the Company.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Cetus Sponsor LLC: /s/ Chung-Yi Sun, Chung-Yi Sun/Authorized Signatory (04/02/2025)
- Chung-Yi Sun: /s/ Chung-Yi Sun, Chung-Yi Sun (04/02/2025)
- AWinner Limited: /s/ Chung-Yi Sun, Chung-Yi Sun/Director (04/02/2025)